

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 23, 2021

Ken Ho
Chairman
Primech Holdings Pte. Ltd.
23 Ubi Crescent
Singapore 408579

>   **Re: Primech Holdings Pte. Ltd.**
>   **Draft Registration Statement on Form F-1**
>   **Submitted November 24, 2021**
>   **CIK No. 0001891944**

Dear Mr. Ho:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 Submitted November 24, 2021

Risk Factors
Our strategy to expand into the development and operation of electric vehicle..., page 18

1.　　Please disclose, to the extent material, the amount of your current and planned investment in electric vehicle charging, including the amount directed toward the planned installation of EV charging infrastructure in 150 car parks. We also note that your Use of Proceeds section indicates that you will use proceeds of the offering for "investments in EV technology and robotics." To the extent that you will use the proceeds to invest in electric vehicle charging, including the installation of EV charging infrastructure, please state this clearly. Please also explain whether the planned installation of EV charging infrastructure is intended to service Primech's EV fleet or whether it is intended for public use.

Capitalization, page 42

2.   The actual values presented here do not appear to sum to the total capitalization amount of $13,283,643. Please clarify or revise.

Our Major Customers, page 72

3.   We note the significant decrease in revenue from services provided to Changyi Airport from FY2020 to FY2021 due to COVID-19. Please update your disclosure here and elsewhere as appropriate to indicate whether your services to the airport continue to be limited. Please also disclose whether you expect COVID-19 will continue to impact airport services and whether you believe this will have a material impact on the financial condition of the company.

Combined Financial Statements
Combined Statements of Changes in Shareholders' Equity, page F-5

4.   Please provide us with a detailed discussion of the terms and structure of the dividends declared to parent.

Note 2. Revenues, page F-13

5.   Please tell us and revise to clarify if revenue from your services is recognized over time or at a point in time. In addition, clarify your methods used to measure progress, if applicable, and why the methods reflect a faithful depiction of the transfer of the services. Refer to ASC 606-10-50-18 and 19.

Note 3. Acquisition of Maint-Kleen, page F-14

6.   Please tell us how you considered the guidance in Rule 3-05 of Regulation S-X as it relates to the acquisition of Maint-Kleen.

Note 12. Commitments and Contingencies, page F-23

7.   We note your disclosure that the ultimate disposition of proceedings or claims will not have a material impact on the combined financial position or results of operations. Please also disclose if you expect these matters will have a material effect on your statements of cash flows.

Note 13. Subsequent Events, page F-24

8.   Please tell us and disclose how you intend to account for the acquisition of the two office units and your consideration of the guidance in Rule 3-14 of Regulation S-X.

9.   Please disclose the terms, including the price, as it relates to the sale of the 1,212,500 shares on November 22, 2021.

General

10.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Tony Watson at 202-551-3318 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick